UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PROLOGIS
(Name of Issuer)

1.75d% Convertible Preferred Series B Stock
(Title of Class of Securities)

743410300
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)


*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743410300

1.  Name of Reporting Person
    I.R.S. Identification Number of Above Person
    (entities only)
            STEIN ROE INVESTMENT COUNSEL LLC
            36-4398451

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Delaware Limited Liability Company

Number of shares beneficially owned by each reporting person with
5.  Sole voting power                          -0-

6.  Shared voting power                        -0-

7.  Sole dispositive power                     -0-

8.  Shared dispositive power                   -0-

9.  Aggregate amount beneficially owned by each reporting
person                                         -0-

10. Check if the aggregate amount in Row (9) excludes
certain shares                             not applicable

11. Percent of class represented by amount in Row 9   0.00%

12. Type of Reporting Person                    IA


Item 1(a).  Name of Issuer:  PROLOGIS TRUST
    (formerly filed under Security Capital Industrial Trust)

Item 1(b).  Address of Issuer's Principal Executive Offices:
                  14100 E. 35th Place
                  Aurora, Colorado   80011

Item 2(a).  Name of Person Filing:
                  Stein Roe Investment Counsel LLC

Item 2(b).  Address of Principal Business Office:
                 One South Wacker Drive
                 Chicago, IL 60606

Item 2(c).  Citizenship:    Delaware Limited Liability
			   Company

Item 2(d).  Title of Class of Securities:  Convertible
Preferred Series B Stock

Item 2(e).  CUSIP Number 743410300
            (formerly filed under CUSIP Number 814138301)

Item 3.  If this statement is filed pursuant to Sec.
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (e) [XX] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E)

Item 4.  Ownership:
         (a)  Amount beneficially owned:                 -0-

         (b)  Percent of Class:                        0.00%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:
                                                         -0-

              (ii) shared power to vote or to direct the
vote:                                                    -0-

              (iii) sole power to dispose or to direct the
disposition:                                             -0-

              (iv) shared power to dispose or to direct the
disposition:                                             -0-

Item 5.  Ownership of Five Percent or Less of a Class:
              This report is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
              Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:
              Not Applicable

Item 8.  Identification and Classification of Members of the
Group:
             Not Applicable

Item 9.  Notice of Dissolution of Group:
             Not Applicable

Item 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2002

By:  /s/ Joyce B. Riegel
       Joyce B. Riegel
       Chief Compliance Officer and Vice President